                                                                    EXHIBIT 99.1

                                   RENAGEL LLC

                          INDEX TO FINANCIAL STATEMENTS


                                                                                      PAGE(S)
                                                                                      -------
Report of Independent Accountants                                                       1

Balance Sheets as of December 31, 1998 and 1997                                         2

Statements of Operations for the year ended December 31, 1998 and the period
   June 6, 1997 (date of inception) through December 31, 1997                           3

Statements of Changes in Venturers' Capital for the year ended December 31, 1998 and the period June 6, 1997 (date of inception)
   through December 31, 1997                                                            4

Statements of Cash Flows for the year ended December 31, 1998 and the period
   June 6, 1997 (date of inception) through December 31, 1997.                          5

Notes to Audited Financial Statements                                                6-10

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Steering Committee of
RenaGel LLC:



In our opinion, the accompanying balance sheet and the related statements of operations, changes in venturers' capital and of cash flows present fairly, in all material respects, the financial position of RenaGel LLC at December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of RenaGel LLC; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of RenaGel LLC for the period from June 6, 1997 through December 31, 1997 were audited by other independent accountants whose report dated February 9, 1998 expressed an unqualified opinion on those statements.





PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 1999

                                   RENAGEL LLC
                                 BALANCE SHEETS
                               AS OF DECEMBER 31,
                                     (000'S)

                                                                            1998                 1997
                                                                            ----                 ----

                        ASSETS
Current assets:
   Cash and cash equivalents                                           $   1,140             $  2,110
   Trade accounts receivable, net                                          2,213                    -
   Inventory                                                               6,577                    -
   Prepaid expenses and other current assets                                   -                  102
                                                                        --------             --------
Total current assets                                                       9,930                2,212


   Plant and equipment:
     Plant and equipment                                                   6,540                    -
     Accumulated depreciation                                               (395)                   -
                                                                        --------             --------
     Plant and equipment, net                                              6,145                    -
     Construction-in-progress                                                600                4,765
                                                                        --------             --------

   Total plant and equipment                                               6,745                4,765

Intangible assets, net                                                       464                    -
                                                                        --------             --------
Total assets                                                            $ 17,139             $  6,977
                                                                        ========             ========

          LIABILITIES AND VENTURERS' CAPITAL

Current liabilities:

   Due to members                                                     $    3,345            $   1,799
   Deferred revenue                                                        1,947                    -
   Accrued expenses                                                        2,855                    -
                                                                      ----------            ---------

Total current liabilities                                                  8,147                1,799

Commitments and contingencies                                                  -                    -

Venturers' capital:
   Capital                                                                28,708                9,798
   Accumulated deficit                                                   (19,716)              (4,620)
                                                                      ----------            ---------
Total venturers' capital                                                   8,992                5,178
                                                                      ----------            ---------
Total liabilities and venturers' capital                              $   17,139            $   6,977
                                                                      ==========            =========









    The accompanying notes are an integral part of the financial statements.

                                   RENAGEL LLC
                            STATEMENTS OF OPERATIONS
                                     (000'S)

                                                                                          For the period
                                                                                      June 6, 1997 (date
                                                                    For the year   of inception) through
                                                              Ended December 31,            December 31,
                                                                            1998                    1997
                                                                            ----                    ----

Revenues:
   Net product sales                                                 $       266                       -
                                                                     -----------              ----------

Total revenues                                                               266                       -

Operating costs and expenses:
   Cost of products sold                                                     113                       -
   Selling, general and administrative                                     6,493              $       35
   Research and development                                                8,778                   4,588
                                                                     -----------              ----------
Total operating costs and expenses                                        15,384                   4,623
                                                                       ---------              ----------

Operating loss                                                          (15,118)                 (4,623)

Other income
   Interest income                                                            22                       3
                                                                     -----------              ----------

Total other income                                                            22                       3
                                                                     -----------              ----------

Net loss                                                             $   (15,096)             $   (4,620)
                                                                     ===========              ==========





























    The accompanying notes are an integral part of the financial statements.

                                   RENAGEL LLC
                   STATEMENTS OF CHANGES IN VENTURERS' CAPITAL
                    For the year ended December 31, 1998 and
             for the period June 6, 1997 (date of inception) through
                                December 31, 1997
                                     (000's)

                                                                                                Total
                                                        GelTex           Genzyme           Venturers'
                                         Pharmaceuticals, Inc.       Corporation    Capital/(Deficit)
                                         ---------------------       -----------    -----------------
Balance at June 6, 1997                           $          -       $         -          $         -

Capital contributions                                    4,899             4,899                9,798
Net loss                                                (2,310)           (2,310)              (4,620)
                                                  ------------       -----------          -----------

Balance at December 31, 1997                             2,589             2,589                5,178

Capital contributions                                    8,780            10,130               18,910
Net loss                                                (7,548)           (7,548)             (15,096)
                                                  ------------       -----------          -----------

Balance at December 31, 1998                      $      3,821       $     5,171          $     8,992
                                                  ============       ===========          ===========






























    The accompanying notes are an integral part of the financial statements.

                                   RENAGEL LLC
                            STATEMENTS OF CASH FLOWS
                    For the year ended December 31, 1998 and
             for the period June 6, 1997 (date of inception) through
                                December 31, 1997
                                     (000's)

                                                                            1998                 1997
                                                                            ----                 ----
Operating activities:
   Net loss...................................................       $   (15,096)         $    (4,620)
   Reconciliation of net loss to net cash used
     in operating activities:
       Depreciation and amortization..........................               431                    -

   Increase (decrease) in cash from changes in working capital:
     Accounts receivable......................................            (2,213)                   -
     Inventories..............................................            (6,577)                   -
     Prepaid expenses and other current assets................               102                 (102)
     Accrued expenses and deferred revenue....................             4,802                    -
     Due to members...........................................             1,546                1,799
                                                                     -----------        -------------

       Net cash used in operating activities..................           (17,005)              (2,923)

Investing activities:
   Purchases of plant and equipment...........................            (2,375)              (4,765)
   Purchases of intangibles...................................              (500)                   -
                                                                     -----------     ----------------

     Net cash used in investing activities....................            (2,875)              (4,765)

Financing activities:
   Capital contributions......................................            18,910                9,798
                                                                     -----------        -------------

     Net cash provided by financing activities................            18,910                9,798
                                                                     -----------        -------------

Increase (decrease) in cash and cash equivalents..............              (970)               2,110
Cash, beginning of period.....................................             2,110                    -
                                                                     -----------     ----------------
Cash, end of period...........................................       $     1,140          $     2,110
                                                                     ===========          ===========













    The accompanying notes are an integral part of the financial statements.

                                   RENAGEL LLC
                          NOTES TO FINANCIAL STATEMENTS


1.   NATURE OF BUSINESS AND ORGANIZATION:
     ------------------------------------

     RenaGel LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company is 50% owned by GelTex Pharmaceuticals, Inc. ("GelTex") and 50% owned by Genzyme Corporation ("Genzyme"), hereinafter collectively referred to as the "Members" or the "Venturers." The Company was organized in June 1997 to function as a joint venture for the final development and commercialization of Renagel(R) Capsules (sevelamer hydrochloride) ("Renagel(R) Capsules"), and other potential collaboration products. Until recently, the Company had been a development stage enterprise as it had not derived revenues from planned principal operations. Marketing approval for Renagel(R) Capsules was granted by the U.S. Food and Drug Administration (the "FDA") in October 1998, and the Company began the sale and distribution of Renagel(R) Capsules in November 1998, and therefore is no longer considered a development stage enterprise.


  2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

     RECENT ACCOUNTING PRONOUNCEMENTS
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, `Disclosures about Segments of an Enterprise and Related Information' ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company will adopt SFAS 133 by January 1, 2000. The Company is evaluating SFAS 133 to determine its impact on its financial statements.

     BASIS OF PRESENTATION
     The Company is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Owners. The Owners have responsibility for the payment of any income tax and are entitled to losses for their proportionate share of taxable income or loss of the Company.






                                    continued
                                        6

                                   RENAGEL LLC
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
     -------------------------------------------------------

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     UNCERTAINTIES
     The Company is subject to risks common to companies in the biotechnology industry, including (i) the accuracy of the Company's estimates of the size and characteristics of markets addressed or to be addressed by the Company's products and services, (ii) market acceptance of the Company's products, (iii) the Company's ability to obtain reimbursement for its products from third-party payers, where appropriate, (iv) the ability of the Company to obtain adequate patent and other proprietary rights protection for its products, (v) the ability of the Company and its contract manufacturers to produce sufficient quantities of its products for commercialization activities, (vi) the ability of the Company to obtain timely regulatory approval for its products outside of the United States and the timing and extent of decisions made by regulatory agencies and
     (vii) the accuracy of the Company's information concerning the products and resources of competitors and potential competitors.

     CASH AND CASH EQUIVALENTS
     Cash and cash equivalents, consisting principally of money market funds and municipal notes purchased with initial maturities of three months or less, are valued at cost plus accrued interest, which approximates market.

     INVENTORY
     Inventories are valued at the lower of cost (first-in, first-out method) or market.

     TRANSACTIONS AND AFFILIATES
     The majority of the Company's operating expenses are from payments to the Members for project expenses incurred, either as internal operating costs or as third-party obligations on behalf of the Company. At December 31, 1998 and 1997, the Company owed $3,345,000 and $1,799,000, respectively, to the Members for project expenses and other costs, including inventory, plant and equipment, incurred by the Members on behalf of the Company.







                                    Continued

                                   RENAGEL LLC
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


     2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
        -------------------------------------------------------

     PLANT AND EQUIPMENT
     Plant and equipment are stated at cost and are being depreciated using the straight-line method over estimated useful lives of seven years. For products expected to be commercialized, the Company capitalizes, to construction-in-progress certain costs incurred beginning when the product and related process are deemed to have demonstrated technological feasibility and ending when the related assets are substantially complete and ready for their intended use. The Company's production line became operational in July 1998 and was reclassified out of construction-in-progress at that time. The current construction-in-progress figure of $600,000 is comprised of progress payments for the Company's plant expansion project. At December 31, 1998, the Company is obligated to make payments aggregating approximately $4.2 million for plant expansion.

     INTANGIBLE ASSETS
     Intangible assets consist of licensed technology and are stated at cost and are amortized using the straight line method over an estimated useful life of seven years.

     As of December 31, 1998 accumulated amortization of intangible assets was $36,000.

     REVENUE RECOGNITION
     Revenue is recognized when goods are shipped and title has passed and is net of third party allowances and rebates, as applicable. For sales to wholesalers which have terms other than the Company's standard payment and discount terms, revenue is recognized when the product is sold by wholesalers to end-users. As of December 31, 1998, $1,947,000 of revenue was deferred related to 1998 shipments of product with extended payment terms which had not been sold by the wholesaler by year-end.

     RESEARCH AND DEVELOPMENT
     Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Members, on behalf of the Company, or payments to third parties made by the Members, on behalf of the Company, during the respective periods.








                                    continued

                                   RENAGEL LLC
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.   ACCOUNTS RECEIVABLE
     -------------------

     The Company's trade receivables primarily represent amounts due from healthcare product distributors. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Accounts receivable are stated at fair value.

4.   INVENTORIES
     -----------

     Inventories as of December 31, 1998 were comprised of work in progress of $3,988,000 and finished goods of $2,589,000. Approximately $892,000 of finished goods relates to product shipped to wholesalers in 1998 for which revenue was deferred as of December 31, 1998. Such product was held at the wholesalers at December 31, 1998.

5.   VENTURERS' CAPITAL
     ------------------

     As of December 31, 1998 and 1997, venturers' capital is comprised of monthly capital contributions made by the Members to fund budgeted costs and expenses of the Company in accordance with the Collaboration Agreement, net of losses allocated to the Members. As of December 31, 1998 there was an unpaid capital contribution of $1,349,000 owed to the Company from GelTex, which has been netted against venturers' capital in the accompanying financial statements. The amount was subsequently paid in January 1999.

6.   FINANCIAL INFORMATION BY GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMERS AND
     ----------------------------------------------------------------------
     SUPPLIERS
     ---------

     The Company operates in the human healthcare industry and manufactures and markets its products in the United States. The Company's principal manufacturing facilities are located in the United States. The Company purchases substantially all of its' material from one supplier and is highly dependent upon the manufacturing capabilities of that supplier.









                                    continued
                                        9

                                   RENAGEL LLC
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


7.   COMMITMENTS AND CONTINGENCIES
     -----------------------------

     GelTex entered into a Contract Manufacturing Agreement with the Dow Chemical Company. This agreement requires the Company to purchase minimum quantities of product. The minimums are based upon the Company's estimated product requirements and are subject to increase as product sales increase and as the manufacturer increases the capacity for the product. Additionally, the Company and Genzyme have entered into a contract manufacturing agreement dated January 1, 1998, under which Genzyme will manufacture a portion of the Company's minimum supply requirements of Renagel(R) Capsules.


































                                       10